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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                                                                 SEC FILE NUMBER
                                                                       000-07099
                                                                    CUSIP NUMBER

                           NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

For Period Ended: December 31, 2000
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

         Full Name of Registrant:  CECO Environmental Corp.

         Former Name if Applicable: API Enterprises Inc.

         Address of Principal Executive Office (Street and Number):
                                        505 University Avenue; Suite 1400

         City, State and Zip Code: Toronto, Ontario CANADA M5G 1X3

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


         During the process of closing its books and preparing its financial statements, certain items were identified that will result in a restatement of the Company's 1999 financial statements. The Company is in the process of amending its 1999 Annual Report on Form 10-KSB and the fiscal 2000 quarterly reports on Forms 10-QSB. As a result, the Company has not yet finalized the preparation of its 2000 financial statements.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Marshall Morris              (513)         458-2676
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        (Name)                (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         [X] Yes     [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         CECO Environmental acquired The Kirk & Blum Manufacturing Company and kdb/Technic, Inc. at the end of 1999. There will be an increase in operational revenues and expenses resulting principally from such acquisition. Completion of the audit has been delayed (See Part III above).

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                            CECO Environmental Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2001            By  /s/ Marshall J. Morris
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                                       Marshall J. Morris
                                       Vice President - Finance & Administration
                                       Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (or other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.